UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sapiens International Corporation N.V.
(Name of Issuer)

Common Shares, € 0.46 par value
(Title of Class of Securities)

N7716A102
(CUSIP Number)

Gad Goldstein
Formula Systems (1985) LTD
3 Hagalim Boulevard
Herzlia 46725, Israel
972-9-959-8800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 15, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  o

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N7716A102
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Formula Systems (1985) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use only
4.	Source of funds (See Instructions)			WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization			Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	25,166,186
		8.	Shared Voting Power	NA
		9.	Sole Dispositive Power	25,166,186
		10.	Shared Dispositive Power	NA
11	Aggregate Amount Beneficially Owned by Each Reporting Person			25,166,186
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			45.8%
14.	Type of Reporting Person (See Instructions)
CO

SCHEDULE 13DA DISCLOSURE

Item 1: Security and Issuer
This statement relates to Common Shares, par value 0.46 euro.

The name of the Issuer is Sapiens International Corporation N.V. (“Sapiens”), a Netherlands Antilles corporation, whose principal executive offices are located at Harman House, Uxbridge, Middlesex UB8 1QQ England.

Item 2: Identity and Background
The name of the reporting corporation is Formula Systems (1985) Ltd. (“Formula”), which is organized under the laws of Israel.

Formula’s principal business is holding and managing interests in companies that provide global IT solutions and services.

Formula’s principal office is located at 3 Hagalim Blvd., Herzlia, Israel 46120

There are no criminal convictions or civil judgments or injunctions to report under Item 2(d) or (e) of Schedule 13D.

Item 3: Source or Amount of Funds or Other Consideration
1.    In March 2001 Formula invested $10 million into Sapiens in return for convertible preferred shares at a conversion price that was adjusted to $1.14 per common share pursuant to a share purchase agreement between the parties.  Sapiens also granted Formula an option to invest an additional $10 million at the same terms.

    In November 2002 the Board of Directors and shareholders of Sapiens accepted Formula’s offer to convert its convertible preferred shares into common shares and to exercise its option to invest an additional $10 million in return for a reduction of the conversion price to $0.83 per common share.  On or about December 15, 2002, Formula converted its preferred shares and invested an additional $10 million into Sapiens in return for an aggregate amount of 24,096,386 common shares.  The calculation is as follows:

    $20 million total investment ÷ $0.83 = 24,096,386 shares

2.    In addition, between November 6, 2002 and December 10, 2002, Formula bought 1,069,800 common shares in the public market in consideration of $1,027,981 in cash.

Item 4: Purpose of Transaction
Formula has acquired the securities of Sapiens for long term investment purposes.

Formula may from time to time acquire additional common shares of Sapiens in the public market.

Formula does not have any current plans to dispose of the securities of the issuer or to effect any other transaction described in Items 4(b) through (j) of Schedule 13D.

Item 5: Interest in Securities of the Issuer
Formula is the beneficial owner of 25,166,186 common shares, which represents 45.8% of the outstanding shares of Sapiens.

Item 6: Contracts, Arrangements, Understandings, etc.
NA

Item 7: Material to Be Filed as Exhibits
 NA

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date:  December 25, 2002

    FORMULA SYSTEMS (1985) LTD.

    By:
        Dan Goldstein
        Chairman of the Board of Directors and
        Chief Executive Officer

                            _/s/_________________
                            DAN GOLDSTEIN